  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RCS Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

74937W 102

(CUSIP Number)

Nicholas S. Schorsch

RCAP Holdings, LLC

405 Park Ave., 14th Floor

New York, NY 10022

(866) 904-2988

Copies to:

Jesse C. Galloway

American Realty Capital

405 Park Ave., 14th Floor

New York, NY 10022

(877) 373-2522

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W 102

1.	Names of Reporting Persons Nicholas S. Schorsch
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	21,090,475
	8.	Shared Voting Power	5,000,000[1]
	9.	Sole Dispositive Power	21,090,475
	10.	Shared Dispositive Power	5,000,000[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,090,475[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.9%
14.	Type of Reporting Person: IN

[1]	Represents the shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by AR Capital, LLC. See Items 3 and 4.
[2]	Represents the shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by AR Capital, LLC. See Items 3 and 4.
[3]	Includes the 5,000,000 shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by AR Capital, LLC. See Items 3 and 4.

CUSIP No. 74937W 102

1.	Names of Reporting Persons William M. Kahane
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,480,806
	8.	Shared Voting Power	5,000,000[4]
	9.	Sole Dispositive Power	4,480,806
	10.	Shared Dispositive Power	5,000,000[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,480,806[6]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person: IN

[4]	Represents the shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by AR Capital, LLC. See Items 3 and 4.
[5]	Represents the shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by AR Capital, LLC. See Items 3 and 4.
[6]	Includes the 5,000,000 shares of Class A common stock issuable upon conversion of the Series D-1 Preferred Stock held by AR Capital, LLC. See Items 3 and 4.

Introduction

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed on February 17, 2015 (the “Original Schedule 13D”; the Original Schedule 13D as amended by Amendment No. 1 filed on February 20, 2015 and Amendment No. 2 filed on October 2, 2015, the “Schedule 13D”) by the Reporting Persons relating to the Class A Common Stock of the Issuer. Capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the following:

On November 9, 2015, pursuant to the Note Purchase Agreement (as defined in Item 4), RCAP Holdings purchased from the Issuer a senior unsecured note (the “RCAP Note”) having an aggregate principal amount of $12,000,000. As described in Item 4, under certain circumstances RCAP Holdings has the right to exchange the RCAP Note for one or more securities of the Issuer, which may include Class A Common Stock. The $12,000,000 purchase price paid for the RCAP Note pursuant to the Note Purchase Agreement was funded by a capital contribution from AR Capital, LLC (“ARC”).

On November 9, 2015, pursuant to the ARC Termination Agreement (as defined in Item 4), ARC purchased from Apollo Principal Holdings I, L.P. (“APH I”) 1,000,000 shares of 11% Series D-1 Convertible Preferred Stock of the Issuer (“Series D-1 Preferred Stock”) for a purchase price of $25,666,845. Mr. Schorsch and Mr. Kahane are the managing members of ARC, with Mr. Schorsch having a 56.02% ownership interest in ARC and Mr. Kahane having a 13.52% ownership interest in ARC. As described in Item 4, such Series D-1 Preferred Stock may, subject to certain restrictions, be converted to Class A Common Stock. The $25,666,845 purchase price paid for the Series D-1 Preferred Stock pursuant to the ARC Termination Agreement was funded from the general working capital of ARC and a loan from Mr. Schorsch.

The descriptions of the ARC Termination Agreement, the Note Purchase Agreement and the RCAP Note (each as defined below) included in this Amendment No. 3, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the ARC Termination Agreement and the Note Purchase Agreement, which are filed as Exhibits 16 and 17, respectively, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the following:

ARC Termination Agreement

On August 6, 2015, AMH Holdings (Cayman), L.P. (“AMH”), ARC and AR Global Investments, LLC (“AR Global”) entered into a Transaction Agreement (the “ARC Transaction Agreement”) pursuant to which ARC agreed to sell and AMH agreed to acquire a majority interest in AR Global, a new company that would own a majority of the ongoing asset management business of ARC. On August 6, 2015, Mr. Schorsch, Mr. Kahane, Peter M. Budko, Edward M. Weil, Jr. and Brian S. Block (such individuals, the “ARC Principals”) entered into a the Guaranty and Support Agreement (the “Guaranty Agreement”) with AMH to, among other things, guaranty certain obligations of ARC under the ARC Transaction Agreement.

On November 8, 2015, AMH, Apollo Management Holdings, L.P. (“Apollo Management”), APH I, ARC, AR Global and each of the ARC Principals entered into a Termination Agreement and Release (the “ARC Termination Agreement”), pursuant to which AMH and ARC agreed to terminate immediately the ARC Transaction Agreement and AMH and the ARC Principals agreed to terminate immediately the related guaranty agreement. ARC and the ARC Principals released AMH and certain related persons (including affiliates of AMH) from any claims with respect to certain matters including the (i) the ARC Transaction Agreement, the Guaranty Agreement, the Membership Interest Purchase Agreement (the “Purchase Agreement”), dated August 6, 2015, by and among the Issuer, RCS Capital Holdings, LLC (“RCS Holdings”) and Apollo Management, and the other agreements and documents contemplated thereby (collectively, the “Transaction Documents”), (ii) any breach, non-performance, action or failure to act under any of the Transaction Documents, (iii) the events leading to the termination of the ARC Transaction Agreement and the Guaranty Agreement and the execution of the amendment to the Purchase Agreement entered into by the Issuer, RCS Holdings and Apollo Management on November 8, 2015 (the “Amended Purchase Agreement”), (iv) any deliberations or negotiations in connection with the Transaction Documents, and (v) any SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the transactions contemplated by the Transaction Documents. AMH released ARC, the ARC Principals and certain related persons (including affiliates of ARC and the ARC Principals) from any claims with respect to certain matters including (i) the Transaction Documents and the transactions contemplated by the Transaction Documents, (ii) any breach, non-performance, action or failure to act under any of the Transaction Documents, (iii) the Amended Purchase Agreement and the transactions contemplated thereby, (iv) the events leading to the termination of the ARC Transaction Agreement and the Guaranty Agreement and the execution of the Amended Purchase Agreement, (v) any deliberations or negotiations in connection with the Transaction Documents, and (vi) any SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the transactions contemplated by the Transaction Documents.

In addition, under the ARC Termination Agreement, APH I agreed to sell to ARC on November 9, 2015 1,000,000 shares of Series D-1 Preferred Stock for $25,666,845 (representing an original purchase price of $25,000,000 plus $666,845 in accrued and unpaid dividends through November 8, 2015). The two Series D-1 Directors (as defined in the certificate of designation for the Series D-1 Preferred Stock) elected by APH I resigned from the board of directors of the Issuer (and all committees thereof) on November 6, 2015.

The foregoing description of the ARC Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ARC Termination Agreement, which is filed as Exhibit 16 hereto.

Note Purchase and Class B Share Agreement

On November 8, 2015, the Issuer and RCAP Holdings entered into a Note Purchase and Class B Share Agreement (the “Note Purchase Agreement”), pursuant to which, among other things, the Issuer agreed to sell and RCAP Holdings agreed to purchase the RCAP Note, having an aggregate principal amount of $12,000,000. The principal amount outstanding under the RCAP Note bears interest at a rate of 12% per annum until the maturity date of November 1, 2021 (the “Maturity Date”), or such other date as the principal becomes due and payable thereunder. At the option of the Issuer, interest may be payable in kind by increasing the principal amount of the RCAP Note by the amount of such interest.

Pursuant to the terms of the RCAP Note, in the event that, on or prior to the Maturity Date, the Issuer raises capital through an issuance of any securities junior to the Credit Agreements (as defined in the Note Purchase Agreement) from a third party resulting in net proceeds to the Issuer or its subsidiaries of at least $175,000,000 (a “New Financing”), RCAP Holdings will have the right to exchange the RCAP Note, in whole but not in part, for one or more securities (the “New Securities”) having, in the aggregate, terms (including economic terms) which are substantially equivalent to the terms of the securities issued in the New Financing (an “Exchange Transaction”), subject to any required regulatory approvals and any required approvals from (a) senior lenders under the Credit Agreement, (b) subordinated debt and preferred equity holders of the Issuer and (c) common stockholders of the Issuer in accordance with the rules of the New York Stock Exchange. The Issuer will use commercially reasonable efforts to obtain any such approvals that are required to consummate the Exchange Transaction. For purposes of an Exchange Transaction, the RCAP Note will be valued at the outstanding principal amount of the RCAP Note, together with all accrued and unpaid interest thereon, as of the date of the of the Exchange Transaction (the “Note Value”). On or prior to July 31, 2016 and following the consummation of an Exchange Transaction, the Issuer will have the right to purchase all, but not less than all, of the New Securities from RCAP Holdings at a cash purchase price equal to the Note Value.

Under the terms of the Note Purchase Agreement, RCAP Holdings irrevocably granted to a special committee of the Issuer’s Board of Directors comprised of certain independent directors (the “Special Committee”) a proxy (the “Class B Proxy”) to vote the one share of Class B Common Stock held by RCAP Holdings (the “Class B Share”). The Special Committee is entitled to vote the Class B Share on any two “Class B Specified Matters” (and any related transactions), with respect to one Class B Specified Matter, in connection with a transaction in which the RCAP Note is repaid (including all accrued and outstanding interest thereunder) upon consummation of such transaction (with the effectiveness of any such transaction to be subject to such repayment of the RCAP Note) and with respect to one other Class B Specified Matter, in connection with a transaction that results in net proceeds to the Company or its subsidiaries of up to $80,000,000. A Class B Specified Matter means (i) any disposal of all or substantially all the Issuer’s assets, or any consolidation, merger or entry into a business combination by the Issuer with a third person, (ii) any authorization of a new class or series of capital stock or additional shares of capital stock, or reclassification or alteration of the terms of any class or series of capital stock, or any issuance of capital stock or other equity securities (including the right to acquire capital stock or other equity securities) by the Issuer, and (iii) any amendment or modification to the certificate of incorporation or bylaws of the Issuer in connection with any matters set forth in clauses (i) and (ii) above. The Special Committee may not use the Class B Proxy to approve any Class B Specified Matter that adversely affects the voting rights of the Class B Share, except in connection with a transaction in which the RCAP Note is repaid in full, and with respect to any Class B Specified Matter (and any related transactions or series of transactions relating to any Class B Specified Matter or otherwise) each share of Class A common stock, par value $0.001 per share, of the Issuer held by RCAP Holdings or officers, employees, equityholders or affiliates of RCAP Holdings shall be treated in the same manner as each other share of Class A common stock.

Until the End Date (as defined below), RCAP Holdings is not permitted to (i) create any encumbrance, other than certain permitted encumbrances, on the Class B Share; (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to the Class B Share or any right or interest therein (or consent to any of the foregoing); (iii) enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer of the Class B Share; (iv) grant any proxy, power-of-attorney or other authorization or consent with respect to the Class B Share; (v) deposit the Class B Share into a voting trust or enter into a voting agreement with respect to the Class B Share; (vi) knowingly take any other action that would reasonably be expected to restrict, limit or interfere with the performance of RCAP Holdings’ obligations under the Note Purchase Agreement or the transactions contemplated thereby or (vii) without the prior written consent of the Special Committee, vote the Class B Share on any stockholder matter at any meeting or by any written consent of the Issuer’s stockholders (clauses (i) through (vii) collectively, the “Class B Restrictions”).

The Class B Proxy will be valid from the date of the closing of the issuance and purchase of the RCAP Note (the “Closing”) until 11:59 P.M. New York time on January 31, 2016 (the “End Date”). However, if the Issuer enters into a definitive agreement with respect to a Class B Specified Matter prior to 11:59 P.M. New York time on January 31, 2016, the End Date will be automatically extended until 11:59 P.M. New York time on June 30, 2016 (and until July 31, 2016 for purposes of the Class B Restrictions).

Additionally, under the Note Purchase Agreement, RCAP Holdings has the right to nominate one director to the Issuer’s Board of Directors (the “Director Designee”), and the Class B Share will be voted in favor of the election of the Director Designee to the Board of Directors.

From the Closing until July 31, 2016, the Issuer will have the right to purchase the Class B Share from RCAP Holdings for a purchase price of $1.00 upon (i) either the repayment of the RCAP Note in full or the purchase by the Issuer of New Securities (a “Triggering Transaction”) and (ii) the release of RCAP Holdings and RCS Capital Management, LLC (and their respective subsidiaries) from their obligations as a guarantor under the Credit Agreements any other Loan Documents (as defined in the Credit Agreements) and the release of any Liens (as defined in the Credit Agreements) on their property (other than the Class B Share) created by any of the Security Documents (as defined in the Credit Agreements).

The Issuer will indemnify RCAP Holdings and its affiliates, officers, directors and employees (the “Indemnified Parties”) from and against any and liabilities, costs and expenses (including reasonable legal fees and expenses) incurred by the Indemnified Parties as a result of any claim made by any third party to the extent such claim is in connection with or arises from (i) a grant of the Class B Proxy, (ii) a Class B Specified Matter approved using the Class B Proxy, (iii) any transaction approved or entered into by the Issuer in connection with such Class B Specified Matter from the Closing until the Class B End Date, or (iv) the operation of the business of the Issuer from the Closing until the Class B End Date.

The foregoing description of the Note Purchase Agreement and the RCAP Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, which is filed as Exhibit 17.

Series D-1 Shares Agreement

On November 8, 2015, the Issuer and ARC entered into a Series D-1 Shares Agreement pursuant to which, upon ARC’s purchase of Series D-1 Preferred Stock from APH I, ARC irrevocably granted to the Special Committee a proxy (the “Series D-1 Proxy”) to vote ARC’s shares of Series D-1 Preferred Stock. The Special Committee will be entitled to vote the Series D-1 Preferred Stock on any two “Series D-1 Specified Matters” (and any related transactions) to the extent Series D-1 Preferred Stock is entitled to a vote on such matters pursuant to the certificate of designation for the Series D-1 Preferred Stock. Series D-1 Specified Matters means (i) any consolidation, merger or entry into a business combination by the Issuer with a third person, (ii) any authorization or issuance of a new class or series of capital stock or additional shares of capital stock, or reclassification or alteration of the terms of any class or series of capital stock by the Issuer, and (iii) any amendment or modification to, or waiver of, the certificate of incorporation of the Issuer or the certificate of designation for the Series D-1 Preferred Stock in connection with any matters set forth in clauses (i) and (ii) above; provided, that with respect to any Series D-1 Specified Matter (and any related transactions or series of transactions relating to any Series D-1 Specified Matter or otherwise) each Series D-1 Share shall be treated in the same manner as each other preferred stock of the Company ranking on a parity with Series D-1 Shares.

Until the Series D-1 End Date (as defined below), ARC and its affiliates will not (i) create or permit to be created any encumbrance on the Series D-1 Preferred Stock except as provided under the Series D-1 Shares Agreement or pursuant to any applicable restrictions on transfer under the Securities Act of 1933; (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to, the Series D-1 Preferred Stock or any right or interest therein (or consent to any of the foregoing); (iii) enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer of the Series D-1 Preferred Stock, except as provided below; (iv) grant any proxy, power-of-attorney or other authorization or consent with respect to the Series D-1 Preferred Stock; (v) deposit the Series D-1 Preferred Stock into a voting trust or enter into a voting agreement with respect to the Series D-1 Preferred Stock; (vi) knowingly take any other action that would reasonably be expected to restrict, limit or interfere with the performance of ARC’s obligations under the Series D-1 Shares Agreement or the transactions contemplated thereby or (vii) without the prior written consent of the Special Committee, vote the Series D-1 Preferred Stock on any stockholder matter at any meeting or by any written consent of the Issuer’s stockholders (clauses (i) through (vii) collectively, the “Series D-1 Restrictions”).

As a condition to any transfer of any Series D-1 Preferred Stock to a transferee (including any affiliate of ARC), or the transfer or assignment to any transferee (including any affiliate of ARC) of ARC’s rights to acquire any Series D-1 Preferred Stock, such transferee (and any subsequent transferee thereof) must (i) assume in writing all of ARC’s obligations under the Series D-1 Shares Agreement and deliver to the Issuer a proxy with respect to the Series D-1 Preferred Stock transferred to such transferee.

The Series D-1 Proxy will be valid until 11:59 P.M. New York time on January 31, 2016 (the “Series D-1 End Date”). However, if the Issuer enters into a definitive agreement with respect to a Series D-1 Specified Matter prior to 11:59 P.M. New York time on January 31, 2016, the Series D-1 End Date will be automatically extended until 11:59 P.M. New York time on June 30, 2016 (and until July 31, 2016 for purposes of the Series D-1 Restrictions).

The foregoing description of the Series D-1 Shares Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series D-1 Shares Agreement, which is filed as Exhibit 18 hereto.

The holders of shares of Series D-1 Preferred Stock have the right, at their option at any time and from time to time, to convert some or all of their shares of Series D-1 Preferred Stock into the number of shares of the Issuer’s Class A Common Stock obtained by dividing the aggregate liquidation preference of such shares plus an amount equal to all accrued and unpaid dividends from the date immediately following the immediately preceding dividend payment date to the date of conversion by an initial conversion price of $5.00, which will be adjustable upon the occurrence of certain events and transactions to prevent dilution. Series D-1 Preferred Stock generally has the right to vote on an as converted basis with the holders of the Class A common stock. However, holders of Series D-1 Preferred Stock are restricted from accepting Class A Common Stock issuable upon conversion of the Series D-1 Preferred Stock or having voting rights with respect to the Series D-1 Preferred Stock that would result in the ownership of an aggregate amount of Class A Common Stock, when taken together with any other Class A Common Stock then held by such holder and persons aggregated with such holder under FINRA rules, in excess of 24.9% of the outstanding Class A Common Stock or in excess of 24.9% of the voting power, unless such ownership of Class A Common Stock or voting power in excess of the 24.9% cap is duly approved in advance by FINRA.

The foregoing description of the Series D-1 Preferred Stock conversion and voting rights does not purport to be complete and is qualified in its entirety by reference to the full text of the certificate of designation for the Series D-1 Preferred Stock. For more information regarding these and other material terms of the Series D-1 Preferred Stock, please refer to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed on August 11, 2015.

Release

On November 8, 2015, ARC, the ARC Principals, the Issuer, RCS Holdings and Luxor Capital Partners LP (“Luxor”) entered into a Release pursuant to which (a) ARC and the ARC Principals released the Issuer, RCS Holdings and certain related person (including affiliates of the Issuer (other than ARC and its related parties) and Luxor and certain related persons (including affiliates of Luxor), (b) the Issuer and RCS Holdings released ARC, the ARC Principals and certain related persons (including affiliates of ARC and the ARC Principals) and Luxor and certain related persons (including affiliates of Luxor) and (c) Luxor released ARC, the ARC Principals and certain related persons (including affiliates of ARC and the ARC Principals) and the Issuer, RCS Holdings and certain related persons (including affiliates of the Issuer (other than ARC and its related parties)) from any claims with respect to certain matters including the (i) the Transaction Documents and transactions contemplated by the Transaction Documents, (ii) any breach, non-performance, action or failure to act under any of the Transaction Documents, (iii) the Amended Purchase Agreement and the transactions contemplated thereby, (iv) the events leading to the termination of the ARC Transaction Agreement and the related guaranty agreement and the execution of the Amended Purchase Agreement, (v) any deliberations or negotiations in connection with the Transaction Documents, and (vi) any SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the transactions contemplated by the Transaction Documents.

Pursuant to the Release, each of the Issuer and RCS Holdings agrees to defend, indemnify and hold harmless ARC, the ARC Principals and certain related parties (including affiliates of ARC and the ARC Principals) from and against any and all damages, losses, liabilities, claims, demands, suits, judgments, costs and expenses (including reasonable legal fees and expenses) incurred or suffered by the indemnified parties as a result of any claim made by any third party to the extent such claim relates primarily to or arises from changes to the Purchase Agreement reflected in the Amended Purchase Agreement (the “Indemnifiable Claims”) and upon request of ARC, the Issuer shall advance reasonable expenses in connection with any defense of any Indemnifiable Claim or any action or proceeding arising therefrom. The right of the indemnified parties to any indemnification or advancement of expenses shall be subordinated as to payment to (and only to) both (i) the First Lien Credit Agreement of the Issuer and (ii) the Second Lien Credit Agreement of the Issuer, each dated as of April 29, 2014, as amended.

The foregoing description of the Release does not purport to be complete and is qualified in its entirety by reference to the full text of the Release, which is filed as Exhibit 19 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is amended and restated as follows:

(a) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. If Messrs. Schorsch and Kahane comprise a group, then such group would beneficially own 30,571,281 shares of Class A Common Stock (including 5,000,000 shares of Class A Common Stock issuable upon conversion of Series D-1 Preferred Stock), which represents 31.5% of the outstanding Class A Common Stock.

The percentage of Class A Common Stock beneficially owned is based on an aggregate of 96,954,619 shares of Class A Common Stock, consisting of the sum of 91,954,619 shares of Class A Common Stock outstanding as of November 12, 2015, as provided by the Issuer and 5,000,000 shares of Class A common stock issuable upon conversion of the shares of Series D-1 Preferred Stock held by ARC.

(b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

Item 5(c) of the Schedule 13D is amended and supplemented with the information contained in Item 3 of this Amendment No. 3, which is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 3, which is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 16	Termination Agreement and Release, dated as of November 8, 2015, by and between AMH, Apollo Management, APH I, ARC, AR Global and the ARC Principals.

Exhibit 17	Note Purchase and Class B Share Agreement, dated as of November 8, 2015, by and between the Issuer and RCAP Holdings.

Exhibit 18	Series D-1 Shares Agreement, dated as of November 8, 2015, by and between the Issuer and ARC.

Exhibit 19	Release, dated as of November 8, 2015, by and among ARC, the ARC Principals, the Issuer, RCS Holdings and Luxor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2015

/s/ Nicholas S. Schorsch

/s/ William M. Kahane